Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT FOR CERTAIN PORTIONS

OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

May 28, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Liz Walsh Robert Babula Andrew Blume

	Re:	TerraForm Power, Inc. (f/k/a SunEdison Yieldco, Inc.) Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK NO. 0001599947), submitted on May 9, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TerraForm Power, Inc. (f/k/a SunEdison Yieldco, Inc.), a Delaware corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”), a Registration Statement on Form S-1 (the “Registration Statement”) which amends the Confidential Draft Registration Statement submitted on May 9, 2014.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 23, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement submitted to the SEC on May 9, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

U.S. Securities and Exchange Commission

Capitalization, page 70

1.	We note that the amount presented for actual cash and restricted cash does not agree to your predecessor financial statements. Please revise this amount or explain to us the reason for the discrepancy.

Response: The Company respectfully advises the Staff that the amount presented as restricted cash in the predecessor’s combined consolidated balance sheet represents the current portion of restricted cash. The Company has classified non-current restricted cash within “Other assets” in the combined consolidated balance sheet and disclosed these amounts within its restricted cash policy disclosure in Note 2 to the predecessor December 31, 2013 combined consolidated financial statements. The capitalization table reflects both current and non-current restricted cash amounts included in the combined consolidated balance sheet. The cash and restricted cash balance of $276,636 as of March 31, 2014 disclosed on page 77 of the Prospectus includes the following balances obtained from the condensed combined consolidated balance sheet:

Cash and cash equivalents	$222,490
Restricted cash (current)	47,515
Restricted cash (non-current included in “Other assets”)	6,631

Cash and Restricted Cash (Capitalization)	$276,636

The Company has revised the disclosure on page 77 of the Prospectus to clarify that the restricted cash reflected in the Capitalization table also includes non-current restricted cash included within the line item “Other assets.”

Unaudited Pro Cash Available for Distribution for the Year Ended December 31, 2013, page 76

2.	We note that you do not include the Nellis or CalRENEW-1 projects in your historical pro forma cash available for distribution table or in your predecessor financial statements. Considering the significance of these projects to the combined entity, please provide us with a comprehensive analysis of why you do not consider these projects to be predecessors, as defined in Regulation C, Rule 405.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the historical pro forma cash available for distribution table included in the Prospectus will include Nellis, CalRenew-1 and all other acquired projects. In addition, the Company advises the Staff that it does consider the acquired projects to be predecessors, as defined in Regulation C, Rule 405. The Company has not included the acquired projects in its predecessor’s combined consolidated financial statements for the years ended December 31, 2013 and 2012, as the acquisitions were completed subsequent to those periods. The Company has included Nellis in its predecessor’s interim unaudited financial statements for the three months ended March 31, 2014, as this acquisition was completed on March 28, 2014. The acquisitions of the other projects were not completed during the periods presented in the Prospectus. The Company has added disclosure to the unaudited pro forma condensed consolidated financial statements on pages 98, 101 and 104 of the Prospectus to indicate that the acquired projects are considered predecessors to the Company.

U.S. Securities and Exchange Commission

Unaudited Pro Forma Consolidated Statement of Operations, page 87

3.	Please tell us if you intend to include a pro forma adjustment for income tax expense/benefit related to your acquired LLC projects.

Response: In response to the Staff’s comment, the Company advises the Staff that it has added a pro forma adjustment for income tax expense/benefit for all acquired projects on pages 98 and 102 of the Prospectus (see note five on each page). These adjustments were calculated using the estimated blended federal and state tax rate for fiscal years 2013 and 2014 and the pro forma predecessor results of operations, which includes all acquired projects.

Operating Revenues, page 102

4.	Please disclose why incentive revenue declined from fiscal 2012 to 2013 despite unchanged MWh sold.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that incentive revenue is not directly derived from the number of MWh sold as it is based on specific contractual terms for each type of incentive. The Company has included six additional projects in the historical predecessor financial statements, and the operating revenues now reflect an increase in incentive revenues over the prior year. The Company has added disclosure on page 122 of the Prospectus explaining the increase in incentive revenues during fiscal year 2013 compared to fiscal year 2012.

Index to Financial Statements, page F-1

5.	Please update the financial statements and related disclosures throughout your filing for the latest interim period. Refer to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has updated its financial statements and related disclosures throughout the Prospectus to reflect the latest interim period ended March 31, 2014 in accordance with Rule 3-12 of Regulation S-X.

Revenue Recognition, page F-13

6.	We have read your response to comment 18 of our letter dated April 30, 2014. Please revise your revenue recognition accounting policy footnote to indicate that you view your solar renewable energy certificates as government incentives, as opposed to outputs, and to specify that you recognize SREC revenue at the time power is generated. Refer to ASC 235-10-50-3a.

Response: In response to the Staff’s comment, the Company has revised its revenue recognition accounting policy disclosures on page F-92 of the Prospectus to disclose that SRECs are government incentives and not considered outputs and to clarify that SRECs are generated as the underlying systems produce electricity and that SREC revenue is recognized when electricity is generated and the SREC is sold.

U.S. Securities and Exchange Commission

12. Subsequent Events, page F-23

7.	We have read your response to comment 19 of our letter dated April 30, 2014. Citing specific authoritative accounting guidance, please tell us if you consolidate Nellis under a voting interest or variable interest model and explain in sufficient detail how that approach resulted in consolidation. In doing so, explain to us the nature and extent of the powers attributable to the general partner interest.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it consolidates Nellis under a variable interest model in accordance with ASC 810 – Consolidation. The Company considered the authoritative guidance in 810-10-15 paragraphs 14a) – 14c) and determined that investors have disproportionate voting rights and economics, and that the activities of Nellis are substantially conducted on behalf of the Class A investor (the investor with disproportionately few voting rights). Therefore, under paragraph 14c), the Company concluded that Nellis is a Variable Interest Entity (“VIE”).

The Company acquired the Class A interests from an independent third party on March 28, 2014. The Sponsor has historically owned the Class B rights. Upon the Company’s acquisition of the Class A rights, the Company concluded it must consolidate Nellis, presenting the interest owned by the Sponsor as a non-controlling interest.

The following summarizes the rights and obligations between the members and the basis for our conclusion:

Allocation/Distribution – Distributions related to income, gain, loss, deduction and credits are allocated 99.99% to the Class A member and 0.01% to the Class B member. Cash distributions are calculated on an annual basis as compared to the projected amount per the model. If actual cash available for distribution equals or is less than projected, then 95% is distributed to Class A and 5% to Class B with the excess amounts over projections distributed 70% to Class A and 30% to Class B.

Liquidating distribution – Proceeds upon liquidation are first allocated to each member having a deficit in its capital account. The Class A member then receives distributions until the Class’ after-tax IRR is 7.57%, followed by distributions to the Class B member until its after-tax IRR is 8.88% and to pay the Class B member any unpaid asset management fees. Distributions thereafter are split 50:50 among Class A and Class B members.

Voting interest – The Class B member is the managing member without the ability to make decisions that significantly affect the economics of Nellis. As managing member, the Class B member is responsible for the operations and maintenance of the investment; however, the managing member cannot take certain actions without the prior consent of the Class A member. Specifically, the Class A member controls decisions to incur or assume debt, encumber assets, hire employees, modify principal project documents, change methods of accounting, merge or consolidate, change the purpose of the business,

U.S. Securities and Exchange Commission

make capital expenditures outside the approved budget or acquisition in excess of $200,000, sell or issue interests, change the tax status of the company, settle litigation or claims in excess of $200,000, enter into material contracts in excess of $200,000, or enter into guaranteess outside the ordinary course of business.

Annual budgets are prepared by the managing member and must be approved by the Class A member. The managing member cannot be removed without cause, and can only be removed with cause upon Class A member approval. The appointment and replacement of the managing member requires the consent of the Class A member.

ASC 810-10-25-44 states: “If two or more related parties (including the de facto agents described in the preceding paragraph) hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary.” Upon the acquisition on the Class A member interests, the related party group (the Company and Sponsor) obtained all the economic benefit and control of Nellis.

Based on the design of the entity, the significant majority of the economic interest, and the ability to affect major decisions, the Company concluded that the Company, as the Class A member, is the party within the related party group that is most closely associated with the VIE, and is therefore the primary beneficiary.

CalRENEW-1 LLC, page F-43

8.	Tell us how you concluded only one year of audited historical financial information for CalRENEW-1 should be included in this Form S-1. Please provide us with your calculations pursuant to Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.

Response: In response to the Staff’s comment, the Company advises the Staff that it performed its significance test in accordance with SAB Topic 1.J Application of S-X Rule 3-05 in Initial Public Offerings (SAB 80). The Company has had separate legal existence since January 15, 2014, making its own acquisitions.

The significance calculation using SAB 80 is summarized below:

[***]

Based on the above determination of significance, management concluded that only one year of audited historical financial information for CalRENEW-1 was required to be included in the Prospectus.

***CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83

U.S. Securities and Exchange Commission

Notes to Financial Statements, page F-43

Revenue recognition, page F-44

9.	We have read your disclosure, “The Company recognizes revenue from power sales to PG&E based on the scheduled and matched amounts of megawatt hours (MWh) provided to PG&E each month at the appropriate contract rates, pursuant to the Power Purchase and Sale Agreement (the Agreement) between PG&E and the CalRENEW-1 LLC. If any scheduled amounts of MWh’s are unmatched (where the Company’s scheduled MWh’s do not match PG&E scheduled MWh’s), the Company will include revenue from unmatched sales which it judges to be collectible.” Revise your disclosure to indicate how CalRENEW-1 determines revenue amounts are collectible. Further, explain to us under what circumstances revenue would not be recognizable when power was sold to PG&E under contracted rates.

Response: In response to the Staff’s comment, the Company has revised the disclosure relating to revenue recognition policies on pages F-38 and F-124 of the Prospectus to clarify that revenue is recognized using PG&E contractual rates when power is provided. The Company further advises the Staff that the initial disclosures regarding unmatched revenues referred to an internal reconciliation process that is corrected at each period end, involved inconsequential amounts (less than $25,000 in 2013) and had no bearing on the revenue recognition policies of CalRENEW-1 LLC.

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U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075 or, in my absence, Paul Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech Kevin Lapidus Sebastian Deschler
TerraForm Power, Inc.